Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2019

Sierra Income Corporation

(Exact name of registrant as specified in its charter)

Maryland	0-54650	45-2544432
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

280 Park Avenue, 6th Floor East

New York, NY 10017

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (212) 759-0777

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b- 2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

☐	Emerging growth company

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective as of August 31, 2019, Jeff Tonkel is retiring and will be a senior advisor to the Medley platform and will remain a director of Medley Management Inc. (“MDLY”) and Medley Capital Corporation (“MCC”). Accordingly, Mr. Tonkel will resign from his positions as President of MDLY, Sierra Income Corporation (“Sierra”), and Sierra Total Return Fund. Mr. Tonkel’s decision to resign as President of MDLY, Sierra, and Sierra Total Return Fund was not due to any dispute or disagreement with MDLY, Sierra, or Sierra Total Return Fund, or on any matter relating to the operations, policies or practices of MDLY, Sierra, or Sierra Total Return Fund.

Item 8.01	Other Events.

On July 29, 2019, Sierra, MCC, and MDLY jointly issued a press release announcing the execution of: (i) the Amended and Restated Agreement and Plan of Merger (the “Amended MCC Merger Agreement”) by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the merger (the “MCC Merger”); and (ii) the Amended and Restated Agreement and Plan of Merger (the “Amended MDLY Merger Agreement”) by and among MDLY, Sierra, and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”). As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company, will be internalized. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not contingent upon the consummation of the MCC Merger. The Amended MCC Merger Agreement and the Amended MDLY Merger Agreement are subject to stockholder approval, regulatory approvals, and other customary closing conditions. The Amended MCC Merger Agreement is subject to court approval of a stipulation of settlement. The proposed transactions are expected to close in the fourth quarter of 2019, though Sierra, MCC and MDLY can provide no assurance that the proposed transactions will be completed, that they will not be delayed or that the terms of the proposed transactions will not change.

Sierra, MCC, and MDLY have prepared an investor presentation, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

***********

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14A (the “Joint Proxy Statement/Prospectus” and, as amended, the “Amended Joint Proxy Statement/Prospectus). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www.sec.gov) and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “Sierra 2019 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9, 2019 (the “MCC 2019 Proxy Statement”). Information regarding MDLY’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “MDLY 2019 Proxy Statement”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2019 Proxy Statement, the MCC 2019 Proxy Statement, and the MDLY 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

2

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC (including necessary exemptive relief to consummate the merger transactions), court approval of a stipulation of settlement, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof; (iii) the results of the go-shop process that will be conducted by MCC’s special committee; and (iv) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated); (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY; (iii) that projections with respect to distributions may prove to be incorrect; (iv) Sierra’s ability to invest its portfolio of cash in a timely manner following the closing of the proposed transactions; (v) the market performance of the combined portfolio; (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock. There can be no assurance of the level of any distributions to be paid, if any, following consummation of the proposed transactions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus (as defined above) relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward-looking statements in this press release represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

Item 9.01	Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated July 29, 2019
99.2	Investor Presentation, dated July 29, 2019

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2019	SIERRA INCOME CORPORATION

	By:	/s/ Richard T. Allorto, Jr.
	Name:	Richard T. Allorto, Jr.
	Title:	Chief Financial Officer

4

Exhibit 99.1

Sierra, MCC and MDLY amend MERGER Agreements WHICH WOULD CREATE LEADING INTERNALLY MANAGED BDC WITH enhanced scale, diversified credit investment platform and $4.7 billion in assets under management

Transactions Unanimously Approved by Sierra, MCC and MDLY Special Committees and Boards of Directors

NEW YORK (July 29, 2019) – Sierra Income Corporation (“Sierra” or the “Company”), Medley Capital Corporation (NYSE: MCC, “MCC”) (TASE: MCC), and Medley Management Inc. (NYSE: MDLY, “MDLY” or “Medley”) today announced that they have entered into definitive amended agreements under which MCC will merge with and into Sierra and Sierra will simultaneously acquire MDLY and its existing asset management business, which will operate as a wholly owned subsidiary of the Company. Following the closing of the transactions, in which Sierra will be the surviving entity, the Company will be operated as an internally managed business development company (“BDC”). Based upon the recommendation of each of their respective special committees of independent directors, the Boards of Directors of Sierra, MCC and MDLY unanimously approved the transactions.

Transaction Highlights:

●	The Combined Company[1] will have approximately $4.7 billion of assets under management, including $1.8 billion of internally managed assets;[2]

●	Upon closing, the Combined Company will have enhanced scale and is expected to be the third largest internally managed BDC and the 13th largest publicly traded BDC by assets;

●	The transaction is expected to be accretive to net investment income (“NII”) per share for both Sierra and MCC; and

●	The transaction is expected to increase share trading liquidity for stockholders of Sierra, MCC and MDLY.

Upon closing, the Combined Company will be led by MDLY’s senior leadership team and the investment management team will remain in place. The Combined Company Board will initially consist of four independent directors and one interested director. The four independent directors will consist of the three current independent directors of Sierra and one independent director from MCC to be chosen prior to closing by Sierra’s special committee.3

“We believe the amended proposed mergers are in the best interests of the stockholders of each entity,” said Brook Taube, CEO of Medley. “The Combined Company will have a broadened BDC platform, increased operational efficiencies, a stronger balance sheet and improved portfolio diversification. In addition, MDLY’s asset management business is expected to add to Sierra’s NII and net asset value over time.”

Terms of the Transactions

MCC stockholders will receive 0.66x to 0.68x shares of Sierra Common Stock for each share of MCC Common Stock; the actual exchange ratio will be determined prior to closing and will be subject to adjustment for certain potential costs associated with the transactions. In addition, upon closing, the eligible class members will participate pro rata in a settlement fund consisting of $17 million of cash and $30 million of Sierra common stock.4

[1]	The Combined Company refers to the surviving entity following the merger of MCC with and into Sierra and the merger of MDLY with and into Sierra Management, Inc., a wholly owned subsidiary of Sierra. All of the financial metrics described herein assume that both mergers are consummated. However, as the merger of Sierra and MDLY is not contingent upon the closing of the merger of Sierra and MCC, the surviving entity at the closing of the transaction could be Sierra, operated as an internally managed BDC, with MDLY and its existing asset management business operated as its wholly owned subsidiary. In that event, MCC could, among other outcomes, pursue a strategic transaction with another entity or continue to be managed by MCC Advisors LLC for the near or long term. All of these scenarios, among others, will be described in the amendment to the Joint Proxy Statement/Prospectus of Sierra, MCC and MDLY.

[2]	Estimates of the Combined Company’s post-merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as of March 31, 2019.
[3]	The independent directors of Sierra will also have the option to elect in their sole discretion an additional independent director who will be selected by the independent directors of Sierra.
[4]	The $30 million of Sierra common stock is to be calculated based on the pro forma net asset value to be reported in the amendment to the Joint Proxy Statement/Prospectus disclosing the amendment to the MCC merger agreement. The stipulation of settlement, which will be filed with the Delaware Chancery Court, provides for release of all claims that were or could have been asserted in the action captioned as In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM.

MDLY Class A stockholders, other than Medley LLC Unitholders, will receive 0.2668 shares of Sierra Common Stock for each Medley Class A share and $2.96 per share of cash consideration.

Medley LLC Unitholders have agreed to convert their units into MDLY Class A Common Stock immediately prior to closing, and will receive 0.2072 shares of Sierra Common Stock for each MDLY Class A share and $2.66 per share of cash consideration. As part of the transaction, Medley LLC Unitholders have agreed to forgo all payments that would be due to them under the existing Tax Receivable Agreement with Medley for the benefit of the Combined Company. Additionally, Medley LLC Unitholders will roll over 100% of their after-tax equity value into the Combined Company, which will be subject to a 12-month lock-up period, further aligning management’s interests with stockholders.

At close, current Sierra stockholders will continue to own shares of Sierra Common Stock. As a condition to closing the transactions, Sierra’s common stock will be listed to trade on the New York Stock Exchange and the Tel Aviv Stock Exchange.5 There are no expected changes to the current distribution policies of the respective entities prior to the closing of the transactions. It is anticipated that the Combined Company will continue with Sierra’s current distribution policy after the close of the transactions.

The mergers are subject to approval by Sierra, MCC and MDLY stockholders, regulatory approval, other customary closing conditions and third party consents. The Sierra-MCC merger requires court approval of the stipulation of settlement. The transactions are expected to close in the fourth quarter of 2019.

The Sierra-MCC merger agreement provides for a 60-day “go-shop” period, during which MCC’s special committee and advisors may actively solicit alternative proposals and enter into negotiations with other parties. During this period, MCC will have the right to terminate the merger agreement to enter into a superior proposal. There can be no assurance this 60-day “go-shop” period will result in a superior proposal.

Transaction Advisors

●	The Special Committee of Sierra’s Board of Directors is served by financial advisor Broadhaven Capital Partners, LLC and legal counsel Sullivan & Worcester LLP

●	The Special Committee of MCC’s Board of Directors is served by financial advisor Sandler O’Neill + Partners, L.P. and legal counsel Kramer Levin Naftalis & Frankel LLP

●	The Special Committee of MDLY’s Board of Directors is served by financial advisor Barclays Capital Inc. and legal counsel Potter Anderson & Corroon LLP

●	Medley Management Inc. is served by financial advisor Goldman Sachs & Co. LLC and legal counsel Eversheds Sutherland (US) LLP

ABOUT SIERRA INCOME CORPORATION

Sierra is a non-traded BDC that invests primarily in first lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt of middle market companies in a broad range of industries with annual revenue between $50 million and $1 billion. Sierra’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. Sierra is externally managed by SIC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Sierra at www.sierraincomecorp.com.

ABOUT MEDLEY CAPITAL CORPORATION

MCC is a closed-end, externally managed BDC that trades on the New York Stock Exchange (NYSE: MCC) and the Tel Aviv Stock Exchange (TASE: MCC). MCC’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies expand their businesses, refinance and make acquisitions. MCC’s portfolio generally consists of senior secured first lien loans and senior secured second lien loans. MCC is externally managed by MCC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit MCC at www.medleycapitalcorp.com.

[5]	Listing on the Tel Aviv Stock Exchange will only be necessary if the merger of Sierra and MCC is consummated, and is therefore not a condition to closing of the merger of Sierra and MDLY.

ABOUT MEDLEY MANAGEMENT INC.

Medley is an alternative asset management firm offering yield solutions to retail and institutional investors. Medley’s national direct origination franchise is a premier provider of capital to the middle market in the U.S. Medley has $4.7 billion of assets under management in two BDCs, MCC (NYSE: MCC) (TASE: MCC) and Sierra, a credit interval fund, Sierra Total Return Fund (NASDAQ: SRNTX), and several private investment vehicles. Over the past 17 years, Medley has provided capital to over 400 companies across 35 industries in North America.6

Medley LLC, the operating company of Medley Management Inc., has outstanding bonds which trade on the NYSE under the symbols (NYSE: MDLX) and (NYSE: MDLQ). MCC is dual-listed on the New York Stock Exchange (NYSE: MCC) and the Tel Aviv Stock Exchange (TASE: MCC) and has outstanding bonds which trade on both the New York Stock Exchange under the symbols (NYSE: MCV), (NYSE: MCX) and the Tel Aviv Stock Exchange under the symbol (TASE: MCC.B1).

Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the Securities and Exchange Commission (the “SEC”), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC (including necessary exemptive relief to consummate the merger transactions), court approval of a stipulation of settlement, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof; (iii) the results of the go-shop process that will be conducted by MCC’s special committee; and (iv) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated); (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY; (iii) that projections with respect to distributions may prove to be incorrect; (iv) Sierra’s ability to invest its portfolio of cash in a timely manner following the closing of the proposed transactions; (v) the market performance of the combined portfolio; (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock. There can be no assurance of the level of any distributions to be paid, if any, following consummation of the proposed transactions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Amended Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward-looking statements in this press release represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material.

[6]	Medley Management Inc. is the parent company of Medley LLC and several registered investment advisers (collectively, “Medley”). Assets under management refers to assets of Medley’s funds, which represents the sum of the net asset value of such funds, the drawn and undrawn debt (at the fund level, including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods). Assets under management are as of March 31, 2019.

Additional Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14A (the “Joint Proxy Statement/Prospectus” and, as amended, the “Amended Joint Proxy Statement/Prospectus). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www.sec.gov) and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “Sierra 2019 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9, 2019 (the “MCC 2019 Proxy Statement”). Information regarding MDLY’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “MDLY 2019 Proxy Statement”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2019 Proxy Statement, the MCC 2019 Proxy Statement, and the MDLY 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations Contact:
Sam Anderson
Head of Capital Markets & Risk Management
Medley Management Inc.
212-759-0777

Media Contacts:
Jonathan Gasthalter/Nathaniel Garnick
Gasthalter & Co.
212-257-4170

Exhibit 99.2

Investor Presentation Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc. Merger Update July 29, 2019

This presentation contains “forward - looking” statements, including statements regarding the proposed transactions . Such forward - looking statements reflect current views with respect to future events and financial performance, and each of Sierra Income Corporation (“Sierra”), Medley Capital Corporation (“MCC”) and Medley Management Inc . (“MDLY”) may make related oral forward - looking statements on or following the date hereof . Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward - looking nature identify forward - looking statements in this material or similar oral statements for purposes of the U . S . federal securities laws or otherwise . Because forward - looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and MDLY’s filings with the Securities and Exchange Commission (the “SEC”), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC (including necessary exemptive relief), court approval of a stipulation of settlement, the necessary consents of certain third - party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart - Scott - Rodino Antitrust Improvements Act of 1976 , as amended, shall have expired or been terminated ; (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof ; (iii) the results of the go - shop process that will be conducted by MCC’s special committee ; and (iv) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful . Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated ) ; (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY ; (iii) that projections with respect to dividends may prove to be incorrect ; (iv) Sierra’s ability to invest its portfolio of cash in a timely manner following the closing of the proposed transactions ; (v) the market performance of the combined portfolio ; (vi) the ability of portfolio companies to pay interest and principal in the future ; (vii) the ability of MDLY to grow its fee earning assets under management ; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions ; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or MDLY’s common stock . There can be no assurance of the level of any distributions to be paid, if any, following consummation of the proposed transactions . The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Amended Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and MDLY’s most recent Annual Report on Form 10 - K and most recent Quarterly Report on Form 10 - Q . The forward - looking statements in this presentation represent Sierra’s, MCC’s and MDLY’s views as of the date of hereof . Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change . However, while they may elect to update these forward - looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law . You should, therefore, not rely on these forward - looking statements as representing Sierra’s, MCC’s or MDLY’s views as of any date subsequent to the date of this material . Important Notices Page 2

Additional Information and Where to Find It In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders an amendment to the Registration Statement on Form N - 14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and MDLY intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14 A (the “Joint Proxy Statement/Prospectus ” and, as amended, the “Amended Joint Proxy Statement/Prospectus”) . The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21 , 2018 . INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www . sec . gov) and from Sierra’s website (www . sierraincomecorp . com), MCC’s website (www . medleycapitalcorp . com), or MDLY’s website (www . mdly . com) . Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley’s Investor Relations contact, at 212 - 759 - 0777 . Participants in the Solicitation Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions . Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30 , 2019 (the “Sierra 2019 Proxy Statement”) . Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9 , 2019 (the “MCC 2019 Proxy Statement”) . Information regarding MDLY’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30 , 2019 (the “MDLY 2019 Proxy Statement”) . To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2019 Proxy Statement, the MCC 2019 Proxy Statement, and the MDLY 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC . More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC . These documents may be obtained free of charge from the sources indicated above . No Offer or Solicitation The information in this presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Important Notices Page 3

Key Transaction Highlights

The combination of Sierra Income Corp. ("Sierra"), Medley Capital Corp. ("MCC") and Medley Management Inc. ("MDLY") will create a leading, publicly traded internally managed BDC

SIERRA
INCOME CORPORATION
+
MEDLEY
CAPITAL CORPORATION
+
MEDLEY

1 Expected to create the 3rd largest internally managed and 13th largest publicly traded business development company ("BDC") by assets[1]

- ~$1.8 billion of internally managed assets and ~$4.7 billion of AUM including third-party capital[2]

2 Creates a single, larger, diversified balance sheet

- Increased size and diversification with potential for broader access to financing markets and lower financing costs over time
- Larger, more diversified portfolio expected
- Simplified structure

3 Potential to increase share trading liquidity for stockholders of Sierra, MCC and MDLY

- Single larger BDC with an expected $1.0 billion of net asset value ("NAV")
- Combined Company's common stock to be listed on the NYSE and the TASE at the time of closing

4 Expected to be accretive to net investment income ("NII") per share for Sierra and MCC

- Increase operational efficiency from simplified structure

5 Potential upside to future valuation as a result of internalization

- Potential higher valuation multiples for internally versus externally managed publicly traded BDCs based on observed price-to-NAV ratios over 1-, 3- and 5-year periods[1]
- Asset management subsidiary has the potential to drive growth in NII over time
- Greater board independence (four out of the five directors on the board of the Combined Company will be independent[3])

Note: The Combined Company refers to the surviving entity following the merger of MCC with and into Sierra and the merger of MDLY with and into Sierra Management, Inc., a wholly owned subsidiary of Sierra. All of the financial metrics described herein assume that both mergers are consummated. All data takes into account receipt of settlement consideration (see page 6). However, as the merger of Sierra and MDLY is not contingent upon the closing of the merger of Sierra and MCC, the surviving entity at the closing of the transaction could be Sierra, operated as an internally managed BDC, with MDLY and its existing asset management business operated as its wholly owned subsidiary. In that event, MCC could, among other outcomes, pursue a strategic transaction with another entity or continue to be managed by MCC Advisors LLC for the near or long term. All of these scenarios, among others, will be addressed in the amendment to the Joint Proxy Statement/Prospectus. Under the terms of the amended MCC merger agreement, the actual exchange ratio will be subject to adjustment for certain potential costs associated with the transaction.

1. Bloomberg, Capital IQ and IBES as of June 28, 2019. Ranking based upon assets as of March 31, 2019.
2. Estimates of Sierra's post-merger financial position are based on March 31, 2019 financials of the respective companies.
3. The independent directors of Sierra will also have the option to elect in their sole discretion an additional independent director who will be selected by the independent directors of Sierra.

Page 4

Transaction Results in Increased Scale Transaction is expected to create the 3rd largest internally managed and the 13th largest publicly traded BDC Page 5 Source: SNL Financial, Company Filings Note: Figures are in millions. Market data as of June 28, 2019 ; BDC peer set provided by management. BDC with total assets less than $500 million not shown. Financial data as of March 31, 2019. 2019E NII Data per IBES Consensus Estimates. GBDC assets and market cap pro forma for merger with GCIC . 1. Treated as a single entity following announced merger. 2. Estimates of Sierra’s post - merger financial position reflect most recent deal terms and projections provided by management. Bold text denotes internally managed BDCs Manager Assets Market Cap Price / NAV 2019E NII / Price 2019E NII / NAV Ares Capital Corporation $13,962 $7,642 1.04x 10.0% 10.4% FS KKR Capital Corp. 7,733 3,124 0.76 12.4 9.4 Prospect Capital Corporation 5,848 2,396 0.72 12.6 9.1 Golub Capital BDC, Inc. 4,160 2,240 1.11 7.2 8.0 New Mountain Finance Corporation 2,650 1,125 1.04 10.0 10.4 Main Street Capital Corporation 2,595 2,564 1.68 6.3 10.5 Apollo Investment Corporation 2,498 1,088 0.83 14.2 11.8 TCG BDC Inc. 2,214 924 0.87 11.6 10.2 Hercules Capital, Inc. 2,139 1,238 1.25 10.4 13.0 Bain Capital Specialty Finance Inc. 1,996 962 0.94 9.3 8.8 TPG Specialty Lending, Inc. 1,850 1,288 1.20 9.5 11.3 Solar Capital Ltd. 1,807 868 0.94 8.7 8.2 Pro-Forma Sierra Income Corp.¹ 1,755 NA NA NA NA BlackRock TCP Capital Corp. 1,663 837 1.00 11.4 11.4 Oaktree Specialty Lending Corporation 1,541 764 0.83 9.4 7.8 Goldman Sachs BDC, Inc. 1,428 792 1.14 10.1 11.5 PennantPark Floating Rate Capital Ltd. 1,012 448 0.87 10.1 8.9 BlackRock Capital Investment Corporation 722 415 0.84 10.7 9.0 Fidus Investment Corporation 705 390 0.96 9.6 9.2 Gladstone Investment Corporation 635 369 0.91 8.9 8.1 Monroe Capital Corporation 629 236 0.91 12.3 11.2 Oaktree Strategic Income Corporation 610 250 0.87 8.3 7.2 TriplePoint Venture Growth BDC Corp. 554 353 1.05 11.0 11.6 THL Credit, Inc. 520 213 0.74 14.0 10.4

Transaction Summary 1. The merger of Sierra and MDLY is not contingent upon the closing of the merger of Sierra and MCC. 2. The actual exchange ratio will be determined prior to closing and will be subject to adjustment for certain potential costs assoc iat ed with the transaction. The settlement fund will consist of $17 million of cash and $30 million of Sierra common stock. The $30 million of Sierra common stock is to be calculated based on the pro forma net asset value to be reported in the amendment to the Joint Proxy Statement/Prospectus disclosing the amendment to the MCC merger agreement. The stipulation of settlement provides for release of all claims that were or could have been asserted in the action captioned as In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019 - 0100 - KSJM which will be filed with the Delaware Chancery Court . 3. Estimates of Sierra’s post - merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as o f March 31, 2019. Assumes an exchange ratio of 0.67x SIC shares for each MCC share, which is the mid - point of the 0.66x - 0.68x range set forth in the merger agreement. Under the terms of the amended MCC merger agreement, the actual exchange ratio will be subject to adjustment for certain potential costs associated with the transaction. 4. In the case of the Sierra - MCC merger, court approval of the stipulation of settlement is required. 5. The independent directors of Sierra will also have the option to elect in their sole discretion an additional independent dir ect or who will be selected by the independent directors of Sierra. Structure • C ombination of Sierra, MCC and MDLY through two transactions with Sierra as the surviving entity: 1 − Merger of MCC into Sierra − Acquisition of MDLY by Sierra; MDLY will operate as a subsidiary of Sierra Consideration • Each MCC share will be converted into 0.66x to 0.68x shares of Sierra Common Stock, and eligible class members will receive their pro rata share of the settlement fund 2 • Each share of MDLY Class A Common Stock, other than MDLY Class A Common Stock held by the MDLY LLC Unitholders, will receive 0.2668 shares of Sierra Common Stock and $2.96 per share of cash consideration • Medley LLC Unitholders have agreed to convert their units into MDLY Class A Common Stock immediately prior to closing, and will receive for each MDLY Class A Common Stock 0.2072 shares of Sierra Common Stock and $2.66 per share of cash consideration • Medley LLC Unitholders have agreed to forgo all payments that would be due to them under the existing Tax Receivable Agreement with MDLY for the benefit of the Combined Company Balance Sheet / Leverage • Pro - Forma Combined Company statistics: 3 − Assets of ~$1.8 billion; AUM of ~$4.7 billion − NAV per share of $6.71 − Regulatory Debt / NAV of 0.60x Key Approvals • SEC approval, shareholder approvals at MDLY, MCC and Sierra and other customary approvals 4 “Go Shop” • Sierra - MCC merger agreement provides for a 60 - day "go - shop" period, during which MCC's special committee and advisors may actively solicit alternative proposals and enter into negotiations with other parties Governance • Combined Company Board will consist of four independent directors (three from Sierra and one from MCC to be chosen prior to closing by Sierra’s special committee 5 ) and one interested director Listing • Combined Company’s common stock to be listed on the NYSE and the TASE at the time of closing Timing • Expected to close in the fourth quarter of 2019 Page 6

Illustrative Pro Forma Structure Page 7 Advisory Contracts Advisory Contract Advisory Contract 1. Assumes SEC staff confirms Sierra can rely on existing no - action relief permitting a BDC to own a registered investment adviser. Pro - Forma SIC Sierra (Ticker: TBD) MDLY (NYSE : MDLY) 1 Medley LLC Advisory Contracts Other Advisory Entities MCC Portfolio Sierra Portfolio Advisory Contract MCC Advisors Sierra Other Advisory Entities Private Funds and SMAs, Etc. MDLY (NYSE: MDLY) Unitholders Medley LLC MCC (NYSE : MCC ) MCC Advisors Existing Structure SIC Advisors Private Funds and SMAs, Etc.

Review of Independent Decision Framework x Three Special Committees were formed and consisted solely of independent directors x Three independent financial advisors were engaged by the respective Special Committees x Three independent law firms with deep M&A knowledge advised their respective independent Special Committee on the transactions x Sierra, MCC and MDLY independent directors conducted thorough reviews of the transactions x MCC and MDLY Special Committees each conducted an independent and extensive consideration of the transactions, its anticipated benefits and their respective standalone alternatives x After significant negotiations, the three Special Committees unanimously recommended the transactions Independent Special Committees drove comprehensive and independent decision making processes at Sierra, MCC and MDLY x x x x x x Page 8

Sierra MCC Independent Special Committees and Advisors MDLY Special Committees of Independent Directors • Stephen R. Byers (Chair) • Oliver T. Kane • Valerie Lancaster - Beal • David A. Lorber (Chair) • Arthur Ainsberg • Karin Hirtler - Garvey • Lowell W. Robinson • Jeffrey T. Leeds (Chair) • Guy Rounsaville, Jr. • James G. Eaton Legal Counsel to Special Committees • Sullivan & Worcester LLP • Kramer Levin Naftalis & Frankel LLP • Potter Anderson & Corroon LLP Financial Advisors to Special Committees • Broadhaven Capital Partners, LLC • Sandler O’Neill + Partners, L.P. • Barclays Capital Inc. Three Special Committees, comprised solely of independent directors, have been assisted by their respective financial and legal advisors Page 9

Key Corporate Governance Highlights The Combined Company will feature a strong corporate governance structure and greater management alignment with shareholders x Board composition consistent with industry best practices - greater independence (4 out of 5 directors will be independent and an independent director will serve as board chair) 1 x Single class of BDC common stock replaces Sierra , MCC and both classes of MDLY stock x Streamlined corporate governance through internalization of management x Medley LLC Unitholders will roll over 100 % of their after - tax equity value into the Combined Company, which will be subject to a 12 - month lock - up period, further aligning management’s interests with stockholders x Medley LLC Unitholders to forgo all payments that would be due to them under the existing Tax Receivable Agreement with MDLY for the benefit of the Combined Company x x x x x Page 10 1. The independent directors of Sierra will also have the option to elect in their sole discretion an additional independent dir ect or who will be selected by the independent directors of Sierra.

16% 10% 9% 8% 6% 6% 5% 4% 4% 3% 29% Services: Business Healthcare & Pharmaceuticals High Tech Industries Construction & Building Aerospace & Defense Banking, Finance, Insurance & Real Estate Wholesale Automotive Multi-Sector Holdings Energy: Oil & gas Other Sierra Pro - Forma Portfolio Summary Investment Type Floating vs Fixed Rate 1 Page 11 Industry Sponsor / Non - Sponsor Note: Portfolio data as of March 31, 2019 based on fair market value (“FMV”). Portfolio includes all positions inclusive of S LS JVs and other off balance sheet funds and excludes FMV of asset manager. 1. Based on income bearing investments; excludes equity investments . 73% 10% 13% 4% First Lien Second Lien Equity Unsecured 95% 5% Floating Fixed 84% 16% Sponsored Non-Sponsored

$- $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 2018 2019 2020 2021 2022 2023 2024 2025 USD in Millions Combined Debt Maturity Profile Page 12 1. Estimates of Sierra’s post - merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as o f March 31, 2019 and are adjusted for amendment to the Israeli bond indenture approved by bondholders on July 16, 2019 with an expected effective date of August 12, 2019. Stated leverage calculated pursuant to the Investment Company Act of 1940. Liabilities are well diversified with a staggered debt maturity profile with estimated regulatory leverage of 0.60x 1 MCC - 2023 Notes (MCV) $76.8 MCC - 2021 Notes (MCX) $72.9 MCC - Israeli Notes $43.4 MCC - Israeli Notes $57.8 MCC - Israeli Notes $14.5 Sierra - Alpine Revolver $240.0 Sierra - ING Revolver (incremental) $59.9 Sierra - ING Revolver $88.1

13 Medley Platform

Page 14 Medley Platform Overview Structured Credit Tactical Opportunities Direct Lending • Lending solutions for private, middle market companies in the U.S. • National direct origination franchise • Medley leads origination , underwriting and credit management Corporate Credit • Primarily focused on syndicated middle market corporate credit • Typically larger borrowers than direct lending • Structured capital solutions • Leverages direct lending and institutional deal sourcing capabilities • Private equity risk - reward profile Diversified alternative asset manager with approximately $4.7 billion of assets under management and synergies between business units (deal flow, ideas, relationships, experience) Source: MDLY 10 - Q (March 31, 2019). • Investing in CLO equity issued by top tier managers • Secondary markets investing in CLO equity and related securities • Capability to sponsor and issue Medley - branded CLOs

2015 Investment Strategy Shift Overview

Beginning in 2015, the Medley lending platform shifted its focus to first lien loans provided to larger, sponsor backed borrowers

- **Results**
  - Across Medley, new investments post Q2 2015[1] have produced an IRR of 9.5% (9.0% for the Combined Company[2,3])
  - New investments post Q2 2015 have experienced 0.07% of annualized realized and unrealized losses (0.11% for the Combined Company)[4]
  - Three non-accruals out of 256 borrowers' loans originated since the beginning of 2015[1]
  - Since 2015, Medley has raised over $1.5 billion of capital across the platform from leading global institutional investors
- **Significant structural and personnel changes**
  - New Head of Investing
  - New Head of Risk
  - Re-composition of the Investment Committees
  - Added new senior credit and investing professionals
  - Separation of Origination and Underwriting

1. Data provided for illustration purposes only. For performance of complete portfolio please see public filings. Past performance is not indicative of future results.
2. The portfolio data for the Combined Company refers to the combined portfolio of MCC and Sierra as though they were combined during the referenced period. The Combined Company excludes the value of the joint ventures which has an 87.5% economic exposure to the assets.
3. IRR includes both realized and unrealized investments and excludes the impact of base management fees, incentive fees and other fund related expenses. For realized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transaction fees, if applicable. For unrealized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transaction fees, if applicable. The investment return assumes that the remaining unrealized portion of the investment is realized at the investment's most recent fair value, as calculated in accordance with GAAP. There can be no assurance that the investments will be realized at these fair values and actual results may differ significantly.
4. Annualized loss utilizes the loss for each realized and unrealized investment over total capital invested during the life of the investment. The terminal value for unrealized investments is the fair market value as of March 31, 2019.

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The combination of Sierra, MCC and MDLY expected to create a leading, publicly - traded internally managed BDC Summary 1. Bloomberg , Capital IQ and IBES as of June 28, 2019. Ranking based upon assets as of March 31, 2019. Expected to create the 3rd largest internally managed and 13th largest publicly traded BDC 1 1 Creates a single, larger, diversified balance sheet 2 Potential to increase share trading liquidity for stockholders of Sierra, MCC and MDLY 3 + + Expected to be accretive to NII per share for Sierra and MCC 4 Potential upside to future valuation as a result of internalization greater alignment of management with shareholders 5 Page 16